Galaxy Payroll Group Limited

25th Floor, Ovest

77 Wing Lok Street

Sheung Wan, Hong Kong

September 22, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade &Services

100 F Street, N.E

Washington, DC 20549

Attn: Brian Fetterolf

Re:	Galaxy Payroll Group Ltd
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted August 12, 2022
CIK No. 0001905920

Dear Mr. Fetterolf,

This letter is being furnished in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) that were contained in the Staff’s letter dated September 8, 2022 (the “Comment Letter”), to Galaxy Payroll Group Ltd. (the “Company” or “Galaxy”) with respect to the Amendment No. 1 to Draft Registration Statement.

This letter provides the Company’s responses to the Staff’s comments contained in the Comment Letter. The text of the Staff’s comments is set forth in bold below, followed by the responses of the Company.

Amendment No. 1 to Draft Registration Statement on Form F-1 submitted August 12, 2022 Cover Page

1.	We note your response to comment 3, as well as your table indicating that Galaxy Payroll Services Limited and Melkweg Holdings Limited each made distributions to the shareholders of the group, respectively, in 2020 and 2021. Please revise the table or disclose in narrative format how such entities paid such distributions to the shareholders of your holding company, Galaxy Payroll Group Limited (e.g., whether such entities directly paid shareholders or if they transferred the cash first to Galaxy Payroll Group Limited as your disclosure on page 2 indicates, where you discuss dividends paid by Galaxy Payroll (HK) to your holding company and then ultimately to your shareholders). As applicable, discuss how the structure of the company prior to the August 2021 reorganization impacted how these distributions were made. To the extent that only certain shareholders of the Group received such distributions, please also revise to state as much and specify which shareholders.

Response: In response to the Staff’s comment, the Company has revised its disclosure on the cover page and prospectus summary of the Amendment No. 2 of the Draft Registration Statement on Form F-1 (“DRS/A”).

2.	We note your response to comment 4, as well as your amended disclosure discussing regulation limitations on fund transfer. Please also disclose whether you have established any contractual cash management policies that dictate how funds are transferred between your subsidiaries, holding company and investors.

Response: In response to the Staff’s comment, the Company has disclosed that it does not have any contractual cash management policies that dictate how funds are transferred between our subsidiaries, holding company and investors on Cover Page of the DRS/A.

3.	When discussing the Holding Foreign Companies Accountable Act, please update your factual disclosure throughout your filing to discuss the fact that on August 26, 2022, the Public Company Accounting Oversight Board (PCAOB) signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. In particular, revise your disclosure here and on pages 6 and 29, 30.

Response: In response to the Staff’s comment, the Company has revised its disclosure to include the discussion of the Protocol in the Risk Factors Summary and the Risk Factor titled “Our auditor is headquartered in Manhattan, New York, and is subject to inspection by the PCAOB on a regular basis. To the extent that our independent registered public accounting firm’s audit documentation related to their audit reports for our company become located in China, the PCAOB may not be able to inspect such audit documentation and, as such, you may be deprived of the benefits of such inspection and our common stock could be delisted from the stock exchange pursuant to the Holding Foreign Companies Accountable Act” of the DRS/A.

Corporate Structure, page 2

4.	We note your response to comment 7, as well as your amended disclosure. We reissue the comment in-part. Please provide the structure chart in readable format, and in revising such disclosure, please particularly increase the font size to provide additional clarity to investors.

Response: In response to the Staff’s comment, the Company has made a legible corporate chart in the DRS/A by relocating the information of its current 14 shareholders in the footnotes to the chart.

Transfers of Cash to and from Our Subsidiaries, page 2

5.	We note your response to comment 8, as well as your revised last sentence in the second paragraph that “[a]s of the date of this prospectus, . . . Melkweg Cayman paid HK$5,715,963 (US$732,853) to Pine Mountain, Agapao Investment and JEAN Oceania.” Your disclosure appears to indicate that Melkweg Cayman recently paid dividends to these three shareholders, but we note that according to your disclosure on page 52, Melkweg Cayman became a subsidiary of the Company in August 2021 and that the three identified shareholders here are shareholders of the Company. Please revise to clarify whether Melkweg Cayman has continued to directly pay dividends to these three shareholders since its reorganization, and if so, explain why.

Response: Melkweg Cayman has continued and will continue to directly pay dividends to the shareholders since reorganization, because the bank account of Galaxy Payroll Group Limited has not been opened, but the Company plan to open one before its IPO.

6.	Please also provide cross-references to the condensed consolidating schedule and the consolidated financial statements, as you do on the cover page.

Response: In response to the Staff’s comment, the Company has provided cross-references to the condensed consolidating schedule and the consolidated financial statements as requested under Transfers of Cash to and from Our Subsidiaries of the DRS/A.

Risk Factors Summary, page 6

7.	We note your response to comment 11, as well as your revised disclosure at the end of the Risk Factors Summary section. We reissue the comment in-part. Please revise to also state that, in addition to potential “limitation or restriction to our access to the U.S. capital markets,” an exchange may determine to delist your securities if the PCAOB is not able to inspect or investigate completely your auditor. Additionally, wherever in the prospectus you discuss the HFCAA, please also discuss the potential impact of the Accelerating HFCAA, should it be enacted.

Response: In response to the Staff’s comment, the Company has revised its disclosure to include the risks of being delisted and additional disclosure related to Accelerating HFCAA on the Cover Page, and Risk Factors Summary of the DRS/A.

8.	We note your response to comment 12, as well as your amended disclosure on pages 5 and 6, and we reissue the comment in-part. Please acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: In response to the Staff’s comment, the Company has revised its disclosure to acknowledge any risks that are triggered by Chinese government exerting more oversight in the Risk Factors Summary of the DRS/A.

Recent Regulatory Developments in PRC, page 7

9.	We note your response to comment 9, as well as your amended disclosure that “[y]our PRC subsidiary has obtained material PRC permits and licenses for its operation of business, including the business license.” In connection therewith:

●	The disclosure here should not be qualified by materiality. Please make appropriate revisions to your disclosure.

●	Expand your discussion to apply to your holding company and all of your subsidiaries, not just your PRC subsidiary, and also address whether such entities are required to obtain any permissions or approvals required by Hong Kong authorities in addition to PRC authorities. In this regard, we note your response pointing to “page 97 and not[ing] that the Company has expressly confirmed to have received all requisite permissions or approvals in PRC, Hong Kong, Taiwan and Macau to do business.” Such disclosure should also be included in your prospectus summary.

●	In light of the opinions provided by your PRC Legal Advisers and Hong Kong Legal Advisers, please name such counsel in your registration statement in each instance in which you are relying upon their opinions (e.g., your disclosure on page 7 regarding whether you would be subject to cybersecurity review appears to rely on the advice provided by your PRC Legal Advisers, as well as your disclosure in your risk factor discussing the CAC on page 28).

Response: In response to the Staff’s comment, the Company has revised the disclosure accordingly throughout the DRS/A.

10.	We note your response to comment 10, as well as your amended disclosure, and we reissue the comment in-part. In each instance in which you describe permissions (e.g. your disclosure that you “have not received or were denied such permissions by the PRC authorities”), please revise to also address approvals. Additionally, in addition to the potential consequence that you “will not be able to list [y]our Ordinary Shares” or “continue to offer securities,” please expand your discussion to discuss additional possible consequences, including that you could incur material costs to ensure compliance, be subject to fines and no longer be permitted to continue your current business operations.

Response: In response to the Staff’s comment, the Company has revised the disclosure accordingly throughout the DRS/A.

Certain Definitions, page 8

11.	We note your response to comment 5 that “there are three largest shareholders with each holding 15% of the total issued and outstanding shares prior to the completion of the IPO.” According to your definitions and your disclosure on page 46, it appears that Mr. Lao, Mr. But and Mr. Yeung are the three shareholders. As collectively it appears that they do not hold majority control according to your response, please tell us why you are referring to them as members of a group of your Controlling Shareholders. Please include a definition of “Controlling Shareholders” (or other name of such group, should you change the defined term in accordance with the previous sentence) in the Certain Definitions section of the prospectus; include in this definition the aggregate beneficial ownership of such group. We further note that your definition and use of “Operating Entities” appears to include some but not all of your operating subsidiaries; please revise to specify which entities you refer to with the term “Operating Entities.”

Response: In response to the Staff’s comment, the Company has changed from “Controlling Shareholders” to “Founder Shareholders” to avoid potential confusion. The Company has also added a definition as required in the comment. In addition, the Company respectfully points out to the Staff that in the definition of “Operating Entities”, it has included all the operating subsidiaries of the Company.

Capitalization, page 44

12.	Please update your table to include financial information from the most recent balance sheet presented in the filing.

Response: In response to the Staff’s comment, the Company has included the financial information from the most recent balance sheet presented in the DRS/A.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 63

13.	We note your response to comment 22, as well as your revised disclosure on pages 63 and 72 that provides for a breakdown of your customer type. Please tell us why the total number of customers in your charts “disaggregated by customer type” is different from the total number in your charts “disaggregated by service lines.” In connection therewith, explain the distinction between similar terms that have different numbers for the same period. For example, for the year ended June 30, 2021, it appears that you had 53 total customers when assessing the data for your customer types comprising channel and direct end-users, but you had 336 customers when assessing the data for your service lines comprising end-users and indirect end-users in both employment and payroll outsourcing services. In this regard, also explain the difference between “end-users” and “direct end-users.”

Response: The difference between the number of customer by type and the number of customers is the grouping of the channels. “customer by type” included the all the indirect end-users and grouped these into the channels while “Number of customers” did not. In response to the Staff’s comment, the Company has removed a table disaggregating the number of customers by the customer type and reconciled such info into the table disaggregating the number of customers by service line and revenue contributions on page 63 of the DRS/A to avoid confusion.

Industry, page 78

14.	We note your response to comment 27, as well as your amended disclosure. Please revise to attribute a source to your statement that “[y]our Group has a slight estimated increase market share in the payroll outsourcing services market and in employment services market in Hong Kong in terms of revenue.”

Response: In response to the Staff’s comment, the Company has removed such statement in the Section Industry on DRS/A.

Reliance on Major Customers, page 103

15.	We note your response to comment 30 that you have filed the “master service agreements with Safeguard and Celergo, who occupy more than 30% of the revenues in 2021 and 2020,” as well as your revised exhibit index that includes these agreements. We also note your disclosure on page 103 indicating that you have filed as exhibits the service agreements of your three other largest customers, which appear to be Activpayroll Ltd., iWorkGlobal LLC and Shield GEO Services Limited. To the extent that you substantially depend on any of these customers, please file the relevant agreements as exhibits to the registration statement. Please refer to Item 601(b)(ii)(B) of Regulation SK. Alternatively, revise to ensure consistency between your exhibit index and the disclosure in your prospectus.

Response: Safeguard and Celergo are the top two customers that we filed the agreements between the Company and each of them as exhibits. The other three customers are not what the Company replied upon to a material extent and therefore we do not deem filing their agreements are necessary. In response to the Staff’s comment, the Company has revised its disclosure accordingly on page 103 to ensure the consistency with the exhibit index in the DRS/A.

Taxation, page 139

16.	The first paragraph of this section indicates that the disclosure is the opinion of Han Kun Law Offices, in the case of PRC tax law, and Forbes Hare, in the case of BVI tax law. Given that it appears you also filed a tax opinion of Miao & Co. regarding Hong Kong law, please revise this paragraph to reference that law firm, as well, or tell us why you do not need to do so. Please file, and revise the exhibit index to include a reference to, the tax opinion of Forbes Hare. Revise the exhibit index to include each tax opinion. Revise the tax opinions so they state, as you do in the Taxation section, that the applicable disclosure in the Taxation section represents counsel’s opinion (as opposed to saying that the disclosure, for example, “summarizes and describes the matters referred to therein”). Finally, please provide your analysis of whether the uncertainty as to whether you are a “resident enterprise” should be discussed in the risk factors. Refer to Section III of Staff Legal Bulletin No. 19.

Response: In response to the Staff’s comment, the Company has add a reference to Miao &Co. regarding the opinion in Hong Kong tax law under Section Taxation in the DRS/A. In addition, the Company has revised the Exhibit index accordingly to add in form of tax opinion from Forbes Hare.

Notes to Consolidated Financial Statements

Note 3 - Summary of Significant Accounting Policies Segment Reporting, page F-16

17.	You disclose that “no geographical segments are presented” as you generate the majority of your revenues from clients in Hong Kong. Please reconcile this disclosure with your tabular disclosure of revenues disaggregated by service line and geographic market on pages 62 and 71 which show you generated 78.9% and 48.7% of your total revenues outside of Hong Kong for the periods presented. In addition, please tell us how your current disclosure complies with ASC 280-10-50-41, or revise.

Response: In response to the Staff’s comment, the Company has added tabular disclosures regarding geographic segments on F-18 and F-40 of the DRS/A.

Exhibit Index, page II-4

18.	We note your response to comment 37 and we reissue the comment in-part. Please revise to name your legal advisers in Taiwan and Macau in each applicable instance in your registration statement, and file their consents as exhibits as required by Section 7 of the Securities Act and Securities Act Rule 436.

Response: The Company has replaced the references of “legal advisers in Taiwan and Macau” with “the management’s belief” in the DRS/A because while the Company previously had been advised by local counsel in Taiwan and Macau, each of which generate insubstantial revenues to the Company. As such, the Company relies on its own administrative staff to maintain its compliance status.

We thank the Staff for your review of the foregoing. If you have any questions, please do not hesitate to contact the undersigned at frank.lao@galaxy-hk.com, or Elizabeth Fei Chen of Pryor Cashman LLP, outside counsel to the Company, at echen@pryorcashman.com (Tel: 212-326-0199).

Very truly yours,

By:	/s/ Wai Hong Lao
Name:	Wai Hong Lao
Title:	Chief Executive Officer

cc:	Elizabeth Fei Chen, Esq.